UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended June 30, 2004

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                                to

Commission file number: 000-16723

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Respironics, Inc.

Retirement Savings Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Respironics, Inc.
1010 Murry Ridge Lane
Murrysville, PA 15668-8525

REQUIRED INFORMATION

The financial statements and related report, prepared in accordance with the financial reporting requirements of ERISA, listed below are furnished for the Respironics, Inc. Retirement Savings Plan (the Plan). The pages referred to are the numbered pages in the Plan’s audited financial statements for the years ended June 30, 2004 and 2003.

Pages
Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements and Supplemental Schedule	2-9

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

RESPIRONICS, INC.
RETIREMENT SAVINGS PLAN
By	/s/ William R. Wilson

William R. Wilson
Plan Administrator

Dated: December 17, 2004

Respironics, Inc. Retirement Savings Plan

Audited Financial Statements and Supplemental Schedule

Years ended June 30, 2004 and 2003

Report of Independent Registered Public Accounting Firm

Plan Administrator
Respironics, Inc. Retirement Savings Plan
Murrysville, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the Respironics, Inc. Retirement Savings Plan as of June 30, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at June 30, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of June 30, 2004 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

November 19, 2004

Respironics, Inc. Retirement Savings Plan

Statements of Net Assets Available for Benefits

	June 30
	2004	2003
Assets
Investments, at fair value	$62,799,236	$45,844,106
Receivables:
Participants’ contributions	321,246	225,815
Employer’s contribution	307,467	262,342

	628,713	488,157
Liabilities
Due to broker for securities purchased	(2,822)	(5,247)

Net assets available for benefits	$63,425,127	$46,327,016

See accompanying notes.

Respironics, Inc. Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Years ended June 30
	2004	2003
Net assets available for benefits at beginning of year	$46,327,016	$36,639,254
Contributions:
Participants’	6,380,914	5,459,924
Employer’s:
Cash	2,613,922	2,228,070
Stock	—	140,625
Transfers from other plans	1,057,709	2,936,753
Investment income	453,243	386,153
Net realized and unrealized appreciation in fair value of investments	9,746,620	1,304,742
Participant withdrawals	(3,154,297)	(2,768,505)

Net increase	17,098,111	9,687,762

Net assets available for benefits at end of year	$63,425,127	$46,327,016

See accompanying notes.

Respironics, Inc. Retirement Savings Plan

Notes to Financial Statements

June 30, 2004

1. Significant Accounting Policies

Basis of Accounting

The accounting records of the Respironics, Inc. Retirement Savings Plan (the Plan) are maintained on the accrual basis.

Valuation of Investments

The fair value of the Plan’s investments in registered investment companies and common collective funds are based on quoted redemption values on the last business day of the plan year. Shares of Respironics, Inc. common stock are valued at the last trade price on the last business day of the plan year. Participant loans are valued at their outstanding unpaid principal balance, which approximates fair value.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Plan Description

The Plan is a defined contribution plan qualifying under Section 401(a) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

Contributions

Employees of Respironics, Inc. and participating subsidiaries (the Company), upon date of hire, are eligible to participate and contribute to the Plan. An employee electing to participate in the Plan (a participant) may contribute from 1% to 30% of his or her compensation through payroll deductions, subject to certain limitations. The Plan sponsor matches 100% of participant contributions up to a maximum of 3% of the participant’s compensation, as defined by the Plan. The participant and Company matching contributions are funded in cash on a biweekly basis among the available investment options based upon the election of each participant.

Respironics, Inc. Retirement Savings Plan

Notes to Financial Statements(continued)

2. Plan Description (continued)

Discretionary contributions may be authorized by the Board of Directors of the Company. No discretionary contributions were made during 2004 or 2003.

Investments

Participants may elect to invest their salary deferral contributions in any one of the available investment options or may split their contributions among these options. Individual accounts are established for each plan participant and are credited for participant and Company contributions and an allocation of earnings based on the participant’s account balance.

Termination and Vesting

Participants become immediately vested in Company matching and any discretionary contributions. For those active employees that participated in the Plan as of July 1, 2002, all previously unvested balances also became immediately vested. Prior to July 1, 2002, a participant became vested in Company contributions at the end of four years of credit services; participants who terminated as a result of normal retirement, death or disability became 100% vested at that time regardless of years of credited service. Upon termination of service, participants receive their entire salary deferral contributions and the Company’s matching and any discretionary contributions through a lump-sum payment at termination or at a future date of their choosing (except for amounts under $5,000 that are paid in a lump-sum only).

Participants may elect to withdraw all or a portion of their account without terminating employment with the Company upon reaching age 59-1/2, or under special hardship provisions.

Although the Company expects to continue the Plan indefinitely, it maintains the right to discontinue contributions and terminate the Plan. In the event of a termination of the Plan, each participant’s account balances would be distributed.

Respironics, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

2. Plan Description (continued)

Loans

The Plan Administrator may authorize a loan to a participant for an amount up to 50% of the participant’s vested account balance. The minimum amount that may be borrowed is $1,000, and the maximum amount varies with the participant’s vested account balance, but cannot exceed $50,000. The Plan Administrator will determine a reasonable rate of interest for each loan upon consideration of the rate of interest then prevailing in the local community for similar loans, currently prime plus 1%. Loans are generally required to be repaid in five years in equal installments; however, the term of the loan may be extended if the intended use of the funds is to acquire a residence. A participant may have no more than three loans outstanding under the Plan at any one time.

3. Plan Investments

The following presents investments that represent five percent or more of the Plan’s net assets:

	June 30
	2004		2003
PNC Investment Contract Fund	$6,721,311		$6,274,852
American Balanced Fund	8,250,758		6,044,437
Aim Basic Value Fund	9,261,459		6,681,830
Blackrock Intermediate Government Class A	1,768,867	*	2,355,782
Janus Adviser International Fund	3,392,984		2,000,990	*
Janus Adviser Worldwide Fund	2,897,101	*	2,365,140
Growth Fund of America	7,390,776		4,569,670
Invesco Dynamics K Fund	3,702,131		3,239,498
Respironics, Inc. common stock	9,647,429		6,001,151

* - Investment balance represents less than 5% of the Plan’s net assets and is shown for comparative purposes only.

All investments are participant directed.

Respironics, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

3. Plan Investments (continued)

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Years ended June 30
	2004	2003
Registered investment companies	$5,531,885	$537,338
Common stock	3,572,324	478,636
Common collective funds	642,411	288,768

	$9,746,620	$1,304,742

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated November 8, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

5. Transactions with Parties-in-Interest

Certain Plan investments are shares of mutual funds managed by PNC. PNC is the trustee as defined by the Plan, and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan to PNC for investment advisor and management services were $47,926 and $44,250 during the years ended June 30, 2004 and 2003, respectively.

All administrative expenses of the Plan are paid by the Company, except for investment advisor and management fees that are paid by the Plan.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Respironics, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

7. Acquisition

On April 11, 2002, the Company acquired 100% of the outstanding common stock of Novametrix Medical Systems Inc. (Novametrix), a leading cardiopulmonary monitoring company that develops, manufactures, and markets proprietary state-of-the-art noninvasive monitors, sensors, and disposable accessories. Novametrix employees became eligible to participate in the Respironics, Inc. Retirement Savings Plan. On April 11, 2002, the Company’s Board of Directors approved the termination of the Novametrix Medical Systems Inc. 401(k) Savings and Retirement Plan (the Novametrix Plan). In connection therewith, the Company obtained a final determination letter from the Internal Revenue Service dated May 9, 2003 regarding this termination. In conjunction with these events, Novametrix employees either received a distribution from their plan or rolled their participant accounts into the Respironics, Inc. Retirement Savings Plan.

At various times from August 2002 through September 30, 2003, the accounts of former participants in the Novametrix Plan were transferred into the Respironics, Inc. Retirement Savings Plan.

8. Subsequent Events

In August 2004 the Plan was amended to, among other things, increase the maximum amount a participant may contribute to the Plan from 30% to 75% of his or her compensation. Additionally, the Plan was restated in its entirety for participants’ ease of understanding.

The Plan changed its trustee and record keeper from PNC to Fidelity Investments effective September 1, 2004.

Also beginning September 1, 2004, Respironics, Inc. common stock is no longer an available investment fund for participant contributions.

Effective with the Plan’s period ended December 31, 2004 the Plan’s fiscal year end was changed from June 30 to December 31.

Respironics, Inc. Retirement Savings Plan

EIN: 25-1304989           Plan Number: 001

Schedule H, Line 4i—Schedule of Assets

(Held at End of Year)

June 30, 2004

	Number of
Description of Investments	Shares/Units	Market Value
PNC Funds*:
PNC Investment Contract Fund	$2,554,854	$6,721,311
Blackrock Intermediate Government Class A	171,568	1,768,867
Blackrock Managed Income Class A	119,342	1,217,287
PNC Moderate Profile Fund	43,780	789,213
PNC Balanced Profile Fund	38,386	739,988
PNC Growth Profile Fund	74,074	1,397,926
American Balanced Fund	467,730	8,250,758
Fidelity Advisor Value	71,469	2,385,627
Invesco Dynamics K Fund	244,204	3,702,131
Janus Adviser International Fund	140,380	3,392,984
Janus Adviser Worldwide Fund	113,790	2,897,101
Federated Max-Cap Index	24,708	570,005
Aim Basic Value Fund	301,088	9,261,459
Growth Fund of America	288,027	7,390,776
MFS Value	59,443	1,243,541
Respironics, Inc. common stock*	164,212	9,647,429
Respironics Liquidity Fund*	26,395	26,395
Participant loans (interest rates: 5.00%-5.25%)*		1,396,438

		$62,799,236

*Indicates a party-in-interest.

Respironics, Inc.
Retirement Savings Plan

Annual Report on Form 11-K
For the Fiscal Year Ended June 30, 2004

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1	Consent of Independent Registered Public Accounting Firm, filed herewith.